December 10, 2025

Michael Klein
Chief Executive Officer
Churchill Capital Corp XI
640 Fifth Avenue, 14th Floor
New York, NY 10019

       Re: Churchill Capital Corp XI
           Registration Statement on Form S-1
           Filed November 18, 2025
           File No. 333-291626
Dear Michael Klein:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note the disclosure on the cover page that indicates you will issue one full warrant to the sponsor per private unit for each $10 invested. Please reconcile with the private placement units purchase agreement, filed as Exhibit 10.6, which indicates each unit consists of one-tenth of one redeemable warrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 December 10, 2025
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Stuart Neuhauser, Esq.